Exhibit 12.1

Federal Home Loan Bank of Seattle

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of the Seattle Bank’s earnings to fixed charges for the three months ended March 31, 2005 and for the five years ended December 31, 2004.

Computation of Ratio of Earnings to Fixed Charges

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2005	2004	2003	2002	2001	2000
	(dollars in thousands)
Income before assessments and cumulative effect of change in accounting principle	$16,724	$112,591	$195,686	$200,187	$245,674	$189,765
Fixed charges	414,355	1,518,087	1,365,595	1,421,910	1,989,325	2,558,413

Earnings available for fixed charges	$431,079	$1,630,678	$1,561,281	$1,622,097	$2,234,999	$2,748,178
Fixed charges:
Interest expense on consolidated obligations	$403,843	$1,502,956	$1,346,725	$1,390,605	$1,925,378	$2,491,614
Interest expense on deposits and other	10,261	14,367	18,408	30,848	63,547	66,427
Interest portion of rental expense	225	764	462	457	400	372

Fixed charges	$414,329	$1,518,087	$1,365,595	$1,421,910	$1,989,325	$2,558,413
Ratio of earnings to fixed charges	1.04	1.07	1.14	1.14	1.12	1.07